OCTOBER 28, 2022

RESOLUTIONS – FIDELITY BOND COVERAGE
($40 Million Joint Fidelity Bond)

WHEREAS, this Board of Trustees/Directors (the "Board") has considered the form of the joint insured broker's blanket bond for the Delaware Funds by Macquarie, and the amount of such joint insured broker's blanket bond, and has considered the value of the aggregate assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the assets of each of the Fund's Series, the nature of the securities in each Series' portfolios and the higher cost that would have to be paid to purchase a comparable single insured bond for each Fund;

WHEREAS, the Board, including all of the Trustees/Directors who were not then interested persons with respect to the Fund, has concluded that the Fund's participation in the proposed joint insured broker's blanket bond is in the best interest of the Fund; and

WHEREAS, the Board, including all of the Trustees/Directors who were not then interested persons with respect to the Fund, has determined that the benefits of having ICI Mutual Insurance Company ("ICI Mutual") participate in the joint insured broker's blanket bond justify the maintenance of reserve premiums with ICI Mutual and the acceptance of restrictions upon the withdrawal of those reserve premiums;

NOW, THEREFORE, IT IS RESOLVED, that the officers of the Fund are authorized and directed to cause each of its Series to participate in the joint insured broker's blanket bonds in the aggregate amount of $40,000,000, which also covers the other Delaware Funds by Macquarie, and that the Fund shall pay its share of the premium determined in accordance with the allocation methodology discussed with the Trustees/Directors; and it is further

RESOLVED, that the officers of the Fund are hereby authorized and directed to execute an agreement under Section 17(g) of the 1940 Act with the other insureds listed on the broker's blanket bond (the "Agreement"), whereby the Fund will bear its proportionate share of the premium and coverage of the bond, and the share of the premium and coverage of the

1012617_2

other Funds shall, if appropriate, be proportionately adjusted; and it is further

RESOLVED, that the Secretary of the Fund is hereby authorized and directed to file with the Securities and Exchange Commission ("SEC") a copy of the bond and a copy of the resolutions approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each of the Fund's Series, a statement showing the amount of the single insured bond which the Fund would have provided and maintained had it not been named as an insured under the broker's blanket bond described herein, a statement of the period for which premiums have been paid and a copy of the Agreement, all pursuant to Section 17(g) of the 1940 Act, and that the Secretary of the Fund or his appropriate designee be designated as the officer directed to make all necessary filings; and it is further

RESOLVED, that this Board, including those Trustees/Directors who do not have control over or access to any of the portfolio securities, funds or other assets of the Fund's Series, hereby conclude that the amount, scope and coverage of the fidelity bond of the Fund are adequate; and it is further

RESOLVED, that this Board, taking all relevant factors into consideration, hereby determines that it is in the best interest of the Fund and the Fund's shareholders for the Fund and each Series to participate in the joint insured broker's blanket bond described at this meeting, and that the proposed premium allocation to the Fund and to each Series is fair and reasonable to the Fund and each Series based upon a consideration of the relative higher premium that would have been paid if comparable insurance coverage were purchased separately by the insured parties.

MARSH USA INC
ATTN: Keith Gilbertson
1166 AVE OF AMERICAS 37F
NEW YORK, NY 10036

INSURED: DELAWARE FUNDS BY MACQUARIE

PRODUCT: *DFIBond*

POLICY NO: 81951478

TRANSACTION: RENL

Chubb Group of Insurance Companies

202B Hall's Mill Road
Whitehouse Station, NJ 08889

NAME OF ASSURED (including its **Subsidiaries**):

DELAWARE FUNDS BY MACQUARIE

610 MARKET STREET

PHILADELPHIA, PA 19106

DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

Bond Number: 81951478

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   October 31, 2022
　　　　　　　　　　　　　to   12:01 a.m. on   October 31, 2023

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$ 40,000,000	$ 0
2.	On Premises	$ 40,000,000	$ 50,000
3.	In Transit	$ 40,000,000	$ 50,000
4.	Forgery or Alteration	$ 40,000,000	$ 50,000
5.	Extended Forgery	$ 40,000,000	$ 50,000
6.	Counterfeit Money	$ 40,000,000	$ 50,000
7.	Threats to Person	$ 40,000,000	$ 50,000
8.	Computer System	$ 40,000,000	$ 50,000
9.	Voice Initiated Funds Transfer Instruction	$ 40,000,000	$ 50,000
10.	Uncollectible Items of Deposit	$ 50,000	$ 10,000
11.	Audit Expense	$ 100,000	$ 0

ITEM 3.   THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 18

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

_____
Secretary

November 9, 2022
_____
Date

_____
President


_____
Authorized Representative

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee	1.	Loss resulting directly from **Larceny** or **Embezzlement** committed by any **Employee**, alone or in collusion with others.

On Premises	2.	Loss of **Property** resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such **Property** is lodged or deposited at premises located anywhere.

In Transit   3.   Loss of **Property** resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the **Property** is in transit anywhere:

    a.   in an armored motor vehicle, including loading and unloading thereof,

    b.   in the custody of a natural person acting as a messenger of the ASSURED, or

    c.   in the custody of a **Transportation Company** and being transported in a conveyance other than an armored motor vehicle provided, however, that covered **Property** transported in such manner is limited to the following:

        (1)   written records,

        (2)   securities issued in registered form, which are not endorsed or are restrictively endorsed, or

        (3)   negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such **Property** by the natural person or **Transportation Company** and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Insuring Clauses
(continued)

Forgery Or Alteration   4.   Loss resulting directly from:

a.   **Forgery** on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of **Property**, or

b.   transferring, paying or delivering any funds or other **Property**, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other **Property**, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an **Investment Company**, or of any financial institution or **Employee** but which instructions, advices or applications either bear a **Forgery** or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or **Employee**;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery   5.   Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.   acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original **Securities, documents or other written instruments** which prove to:

(1)   bear a **Forgery** or a fraudulently material alteration,

(2)   have been lost or stolen, or

(3)   be **Counterfeit**, or

b.   guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any **Securities, documents or other written instruments**.

Actual physical possession, and continued actual physical possession if taken as collateral, of such **Securities, documents or other written instruments** by an **Employee, Custodian**, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

Insuring Clauses

Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money   6.   Loss resulting directly from the receipt by the ASSURED in good faith of any **Counterfeit** money.

Threats To Person   7.   Loss resulting directly from surrender of **Property** away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an **Employee** as defined in SECTION 1.e. (1), (2) and (5), a **Relative** or invitee of such **Employee**, or a resident of the household of such **Employee**, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such **Property**:

     a.   the **Employee** who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

     b.   the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any **Employee** of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such **Employee** has a legal or equitable interest.

Computer System   8.   Loss resulting directly from fraudulent:

     a.   entries of data into, or

     b.   changes of data elements or programs within,

a **Computer System**, provided the fraudulent entry or change causes:

     (1)   funds or other property to be transferred, paid or delivered,

     (2)   an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

     (3)   an unauthorized account or a fictitious account to be debited or credited.

Insuring Clauses
(continued)

Voice Initiated Funds Transfer Instruction

9. Loss resulting directly from **Voice Initiated Funds Transfer Instruction** directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of **Investment Company** shares from a **Customer's** account, provided such **Voice Initiated Funds Transfer Instruction** was:

   a. received at the ASSURED'S offices by those **Employees** of the ASSURED specifically authorized to receive the **Voice Initiated Funds Transfer Instruction**,

   b. made by a person purporting to be a **Customer**, and

   c. made by said person for the purpose of causing the ASSURED or **Customer** to sustain a loss or making an improper personal financial gain for such person or any other person.

   In order for coverage to apply under this INSURING CLAUSE, all **Voice Initiated Funds Transfer Instructions** must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10. Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** which prove to be uncollectible, provided that the crediting of such account causes:

    a. redemptions or withdrawals to be permitted,

    b. shares to be issued, or

    c. dividends to be paid,

    from an account of an **Investment Company**.

    In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold **Items of Deposit** for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such **Items of Deposit**.

    Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense

11. Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

<table>
<tr>
<td>Additional Companies
Included As Assured</td>
<td>A.</td>
<td>If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:</td>
</tr>
</table>

    (1)   The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

    (2)   Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each **Investment Company** with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

    (3)   The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

    (4)   Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

    (5)   If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

<table>
<tr>
<td>Representation Made By
Assured</td>
<td>B.</td>
<td>The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.</td>
</tr>
</table>

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

General Agreements
(continued)

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C. If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1) occurred or will occur on premises, or

(2) been caused or will be caused by an employee, or

(3) arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company

D. When the ASSURED learns of a change in control (other than in an **Investment Company**), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3) the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys' Fees

E. The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1) an **Employee** admits to being guilty of **Larceny or Embezzlement**,

(2) an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**, or

General Agreements

Court Costs And
Attorneys' Fees
(continued)

(3)   in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions and Limitations

Definitions

1. As used in this Bond:

   a. **Computer System** means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

   b. **Counterfeit** means an imitation of an actual valid original which is intended to deceive and be taken as the original.

   c. **Custodian** means the institution designated by an **Investment Company** to maintain possession and control of its assets.

   d. **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an **Investment Company** which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction**.

   e. **Employee** means:

      (1) an officer of the ASSURED,

      (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

      (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

      (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

      (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

      (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

      (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to **Property** of the ASSURED, or

Conditions and Limitations

*Definitions
(continued)*

(8) each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

    a.   creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

    b.   acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an **Investment Company** while performing acts coming within the scope of the customary and usual duties of an officer or employee of an **Investment Company** or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to **Property** of an **Investment Company.**

The term **Employee** shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

    a.   which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an **Investment Company** or of the investment advisor or underwriter (distributor) of such **Investment Company**, or

    b.   which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

        This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from **Larceny or Embezzlement** committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered **Employees.**

Conditions and Limitations

Definitions
(continued)

f. **Forgery** means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

g. **Investment Company** means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h. **Items of Deposit** means one or more checks or drafts drawn upon a financial institution in the United States of America.

i. **Larceny or Embezzlement** means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j. **Property** means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k. **Relative** means the spouse of an **Employee** or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such **Employee** or partner and being related to them by blood, marriage or legal guardianship.

l. **Securities, documents or other written instruments** means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Conditions and Limitations

Definitions (continued)	m.	**Subsidiary** means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.
	n.	**Transportation Company** means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.
	o.	**Voice Initiated Election** means any election concerning dividend options available to **Investment Company** shareholders or subscribers which is requested by voice over the telephone.
	p.	**Voice Initiated Redemption** means any redemption of shares issued by an **Investment Company** which is requested by voice over the telephone.
	q.	**Voice Initiated Funds Transfer Instruction** means any **Voice Initiated Redemption** or **Voice Initiated Election**.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses	2.	**This bond does not directly or indirectly cover:**
	a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;
	b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;
	c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;
	d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;
	e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;
	f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;
	g.	loss resulting from indirect or consequential loss of any nature;

Conditions and Limitations

General Exclusions -
Applicable to All Insuring
Clauses
(continued)

h.   loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an **Employee**, acting alone or in collusion with others;

i.   loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any **Employee**:

    (1)   of any law regulating:

        a.   the issuance, purchase or sale of securities,

        b.   securities transactions on security or commodity exchanges or the over the counter market,

        c.   investment companies,

        d.   investment advisors, or

    (2)   of any rule or regulation made pursuant to any such law; or

j.   loss of confidential information, material or data;

k.   loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -
Applicable To All Insuring
Clauses Except Insuring
Clause 1.

3.   **This Bond does not directly or indirectly cover:**

a.   loss caused by an **Employee**, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of **Property**;

b.   loss through the surrender of property away from premises of the ASSURED as a result of a threat:

    (1)   to do bodily harm to any natural person, except loss of **Property** in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

    (2)   to do damage to the premises or **Property** of the ASSURED;

c.   loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.   loss involving **Items of Deposit** which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.   loss of property while in the mail;

Conditions and Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.
(continued)

f. loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other **Property** to the ASSURED provided further that this Section 3.f. shall not apply to loss of **Property** resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g. loss of **Property** while in the custody of a **Transportation Company**, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h. loss resulting from entries or changes made by a natural person with authorized access to a **Computer System** who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's **Computer System**; or

i. loss resulting directly or indirectly from the input of data into a **Computer System** terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4. **This bond does not directly or indirectly cover:**

a. loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b. loss resulting from forgery or any alteration;

c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

5. At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no **Employee** is concerned or implicated, or

b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of **Property**, or

c. all acts, other than those specified in a. above, of any one person, or

---

Conditions and Limitations

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability *(continued)*

d.   any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.   directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.   permit the continuation of wrongful acts of any other person or persons

whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6.   This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD.   Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.   facts which may subsequently result in a loss of a type covered by this Bond, or

b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7.   a.   The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b.   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.   Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.   This Bond affords coverage only in favor of the ASSURED.   No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

Notice To Company -
Proof - Legal Proceedings
Against Company
(continued)

f.   Proof of loss involving **Voice Initiated Funds Transfer Instruction** shall include electronic recordings of such instructions.

Deductible Amount

8.   The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any **Investment Company**.

Valuation

9.   **BOOKS OF ACCOUNT OR OTHER RECORDS**

The value of any loss of **Property** consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of **Property** other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such **Property** on the business day immediately preceding discovery of such loss provided, however, that the value of any **Property** replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such **Property** shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such **Property** or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of **Property**, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such **Property** with **Property** of like quality and value, whichever is less.

Conditions and Limitations
(continued)

Securities Settlement

10. In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – Recovery

11. In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

Conditions and Limitations

Subrogation - Assignment – Recovery
(continued)

d. fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.

Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a. submit to examination by the COMPANY and subscribe to the same under oath,

b. produce for the COMPANY'S examination all pertinent records, and

c. cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13. If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an **Investment Company**:

a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

Conditions and Limitations

Termination (continued)

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an **Employee** learns of any dishonest act committed by such **Employee** at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

a. shall immediately remove such **Employee** from a position that would enable such **Employee** to cause the ASSURED to suffer a loss covered by this Bond; and

b. within forty-eight (48) hours of learning that an **Employee** has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any **Employee** sixty (60) days after written notice is received by each ASSURED **Investment Company** and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such **Employee**.

Other Insurance

14. Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a. the ASSURED,

b. a **Transportation Company**, or

c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the **Property** involved.

Conformity

15. If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16. This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

Conditions And Limitations

Change or Modification
(continued)

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

Effective date of
this endorsement/rider: October 31, 2022

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 81951478

Issued to: DELAWARE FUNDS BY MACQUARIE

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 2 Bond

Bond Number: 81951478

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Delaware Group Adviser Funds
Delaware Diversified Income Fund
Delaware Global Real Estate Opportunities Fund
Delaware U.S. Growth Fund

Delaware Group Cash Reserve
Delaware Investments Ultrashort Fund

Delaware Group Equity Funds I
Delaware Mid Cap Value Fund

Delaware Group Equity Funds II
Delaware Value Fund

Delaware Group Equity Funds IV
Delaware Smid Cap Growth Fund
Delaware HealthCare Fund
Delaware Small Cap Growth Fund
Delaware Covered Call Strategy Fund
Delaware Equity Income Fund
Delaware Floating Rate II Fund
Delaware Fund for Income
Delaware Global Equity Fund
Delaware Government Cash Management Fund
Delaware Growth and Income Fund
Delaware Growth Equity Fund
Delaware Hedged U.S. Equity Opportunities Fund
Delaware International Fund
Delaware International Opportunities Bond Fund
Delaware Investment Grade Fund
Delaware Limited Duration Bond Fund
Delaware Opportunity Fund
Delaware Premium Income Fund
Delaware Strategic Income II Fund
Delaware Special Situations Fund
Delaware Total Return Fund

ICAP Bond
Form 17-02-0949 (Rev. 1-97)   Page 1

Delaware Group Equity Funds V
Delaware Small Cap Core Fund
Delaware Small Cap Value Fund
Delaware Wealth Builder Fund

Delaware Group Foundation Funds
Delaware Foundation Growth Allocation Fund
Delaware Foundation Conservative Allocation Fund
Delaware Strategic Allocation Fund

Delaware Group Global & International Funds
Delaware Emerging Markets Fund
Delaware Global Value Fund
Delaware International Value Equity Fund
Delaware International Small Cap Fund
Delaware Asia Select Fund

Delaware Group Government Funds
Delaware Strategic Income Fund
Delaware Emerging Markets Debt Corporate Fund

Delaware Group Income Funds
Delaware Corporate Bond Fund
Delaware Extended Duration Bond Fund
Delaware Floating Rate Fund
Delaware High-Yield Opportunities Fund

Delaware Group Limited-Term Government Funds
Delaware Limited-Term Diversified Income Fund
Delaware Tax-Exempt Income Fund
Delaware Tax-Exempt Opportunities fund
Delaware Tax-Free California II Fund
Delaware Tax-Free New Jersey Fund
Delaware Tax-Free New York II Fund
Delaware Tax-Free Oregon Fund

Delaware Group State Tax-Free Income Trust
Delaware Tax-Free Pennsylvania Fund

Delaware Group Tax Free-Fund
Delaware Tax-Free USA Fund
Delaware Tax-Free USA Intermediate Fund

Delaware Pooled Trust
The Select 20 Portfolio
Macquarie Core Plus Bond Portfolio
Macquarie Emerging Markets Portfolio
The Focus Smid- Cap Growth Equity Portfolio
Macquarie High Yield Bond Portfolio
The International Equity Portfolio
Macquarie Labor Select International Equity Portfolio
The Large-Cap Growth Equity Portfolio
Macquarie Large Cap Value Portfolio
Delaware Global Listed Real Assets Fund
Macquarie Emerging Markets Portfolio II

Delaware VIP Trust
VIP- Limited-Term Diversified Income Series
VIP-DIVERSIFIED INCOME Series
VIP-EMERGING MARKETS Series
VIP- Smid Cap Core Series
VIP-HIGH YIELD Series
VIP-INTERNATIONAL VALUE EQUITY Series
VIP-VALUE Series
VIP-REIT SERIES
VIP-SMALL CAP VALUE Series
VIP-US GROWTH Series
VIP-COVERED CALL STRATEGY Series
VIP-EQUITY INCOME Series
VIP-FUND FOR INCOME Series
VIP-GOVERNMENT CASH MANAGEMENT Series
VIP-GROWTH AND INCOME Series
VIP-GROWTH EQUITY Series
VIP-INTERNATIONAL Series
VIP-INVESTMENT GRADE Series
VIP-LIMITED DURATION BOND Series
VIP-OPPORTUNITY Series
VIP-SPECIAL SITUATION Series
VIP-TOTAL RETURN Series

Voyageur Insured Funds
Delaware Tax-Free Arizona Fund

Voyageur Intermediate Tax Free Funds
Delaware Tax-Free Minnesota Intermediate Fund

Voyageur Mutual Funds
Delaware Minnesota High-Yield Municipal Bond Fund
Delaware National High-Yield Municipal Bond Fund
Delaware Tax-Free California Fund

Delaware Tax-Free Idaho Fund
Delaware Tax-Free New York Fund

Voyageur Mutual Funds II
Delaware Tax-Free Colorado Fund

Voyageur Mutual Funds III
Delaware Select Growth Fund

Voyageur Tax Free Funds
Delaware Tax-Free Minnesota Fund

Closed-End Funds
Delaware Investments Dividend and Income Fund, Inc.
Delaware Investments Colorado Municipal Income Fund, Inc.
Delaware Investments National Municipal Income Fund
Delaware Investments Minnesota Municipal Income Fund II Inc.
Delaware Enhanced Global Dividend and Income Fund

Delaware Ivy Funds
Delaware Ivy Accumulative
Delaware Ivy Securian Core Bond
Delaware Ivy Securian Real Estate Securities
Delaware Ivy Apollo Multi-Asset Income
Delaware Ivy Apollo Strategic Income
Delaware Ivy Asset Strategy
Delaware Ivy Balanced
Delaware Ivy Corporate Bond
Delaware Ivy California Municipal High Income
Delaware Ivy Cash Management
SPAMAP-Delaware Ivy
Delaware Ivy Core Equity
Delaware Ivy Crossover Credit
Delaware Ivy Pzena International Value
Delaware Ivy Emerging Markets Equity
Delaware Ivy Energy
Delaware Ivy Global Bond
Delaware Ivy Global Equity Income
Delaware Ivy Global Growth
Delaware Ivy Government Securities
Delaware Ivy High Income
Ivy High Income Opportunities
Delaware Ivy International Small Cap Fund
Delaware Ivy International Core Equity
Delaware Ivy Large Cap Growth
Delaware Ivy Lasalle Global Real Estate
Delaware Ivy Limited-Term Bond
Delaware Ivy Managed Intl Opportunities
Delaware Ivy Mid Cap Growth
Delaware Ivy Mid Cap Income Opportunities

Delaware Ivy Government Money Market
Delaware Ivy Municipal Bond
Delaware Ivy Municipal High Income
Delaware Ivy Natural Resources
Delaware Ivy Pictet Emerg Mkts Local Curr Debt
Delaware Ivy Pictet Targeted Return Bond
Delaware Ivy Pinebridge High Yield
Delaware Ivy Proshares Int Rate Hgd Hgh Yld Indx
Delaware Ivy Proshares Msci Acwi Index
Delaware Ivy Proshares Russell 2000 Div Grw Idx
Delaware Ivy Proshares S&P 500 Bond Index
Delaware Ivy Proshares S&P 500 Div Aristo Index
Delaware Ivy Science & Technology
Delaware Ivy Small Cap Core
Delaware Ivy Small Cap Growth
Delaware Ivy Value

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                          Authorized Representative

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

12.   Telefacsimile Instruction

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile** Instruction.

3.   By adding to Section 1., Definitions, the following:

r.   **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document.   **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.   loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                              Authorized Representative

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

13.   Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any **Automated Phone System (APS) Transaction**, where the request for such **APS Transaction** is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all **APS Designated Procedures**. A single failure of the ASSURED to maintain and follow a particular **APS Designated Procedure** in a particular **APS Transaction** will not preclude coverage under this INSURING CLAUSE.

2.   By adding to Section 1., Definitions, the following:

s. **APS Designated Procedures** means all of the following procedures:

(1)   No **APS Transaction** shall be executed unless the shareholder or unitholder to whose account such an **APS Transaction** relates has previously elected to **APS Transactions**. (Election in Application)

(2)   All **APS Transactions** shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)   The caller in any request for an **APS Transaction**, before executing that **APS Transaction** must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

(4) A written confirmation of any **APS Transaction** or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured's next regular processing cycle, but in no event later than five (5) business days following such **APS Transaction**. (Written Confirmation)

(5) Access to the equipment which permits the entity receiving the **APS Transaction** request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

t. **APS Election** means any election concerning various account features available to the shareholder or unitholder which is made through the **Automated Phone System** by means of information transmitted by an individual caller through use of a **Automated Phone System**. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

u. **APS Exchange** means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the **Automated Phone System** by means of information transmitted by an individual caller through use of an **Automated Phone System**.

v. **APS Purchase** means any purchase of shares or units issued by an **Investment Company** which is requested through an **Automated Phone System**.

w. **APS Redemption** means any redemption of shares or units issued by an **Investment Company** which it requested through the telephone by means of information transmitted by an individual caller through use of a **Automated Phone System**.

x. **APS Transaction** means any **APS Purchase, APS Redemption, APS Election** or **APS Exchange**.

y. **Automated Phone System** means an automated system which receives and converts to executable instructions transmissions through the **Automated Phone System** through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A.. Specific Exclusion-Applicable to Insuring Clause 13

This Bond does not directly or indirectly cover under Insuring Clause 13:

Loss resulting from:

a. the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1) the shares or units of record,

(2) a person designated to receive redemption proceeds, or

(3) a bank account designated to receive redemption proceeds, or

b. the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an **Automated Phone System** or in writing, at least thirty (30) days prior to such redemption, or

c. the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                                              Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   5 Bond

Bond Number: 81951478

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

"14.   Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.   complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.   refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.   By adding the following Specific Exclusion:

"Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 14

This Bond does not directly or indirectly cover:

a.   liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.   loss arising out of:

(1)   libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)   sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)   discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                              Authorized Representative

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    15. Unauthorized Signature

    Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

    It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2. By adding to Section 1., Definitions, the following:

    z. **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

    aa. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

    (2) of a type commonly dealt in on securities exchanges or markets, and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

bb. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                         Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   7 Bond

Bond Number: 81951478

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

17.   Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)   the loss is covered under the Bond, and

(2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.   Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                                              Authorized Representative

ICAP Bond
Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY

Endorsement No.: 8 Bond

Bond Number: 81951478

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

NON-CUMULATIVE ENDORSEMENT

It is agreed that in the event of a loss covered under this Bond and also covered under FEDERAL INSURANCE COMPANY'S Bond No. J05974689 issued to DELAWARE MANAGEMENT HOLDINGS, INC., the SINGLE LOSS LIMIT OF LIABILITY under this Bond shall be reduced by any payment under Bond No. J05974689 and only the remainder, if any, shall be applicable to such loss hereunder.

Name and Address of Assured:

DELAWARE FUNDS BY MACQUARIE

610 MARKET STREET
PHILADELPHIA, PA 19106

_____

Signature of Assured's Representative

_____

Position/Title

_____

Date

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                    Authorized Representative

ICAP Bond
Form 17-02-0955 (Rev. 1-97)

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 40,000,000	$ 0
2. On Premises	$ 40,000,000	$ 50,000
3. In Transit	$ 40,000,000	$ 50,000
4. Forgery or Alteration	$ 40,000,000	$ 50,000
5. Extended Forgery	$ 40,000,000	$ 50,000
6. Counterfeit Money	$ 40,000,000	$ 50,000
7. Threats to Person	$ 40,000,000	$ 50,000
8. Computer System	$ 40,000,000	$ 50,000
9. Voice Initiated Funds Transfer Instruction	$ 40,000,000	$ 50,000
10. Uncollectible Items of Deposit	$ 50,000	$ 10,000
11. Audit Expense	$ 100,000	$ 0
12. Telefacsimile Instruction Fraud	$ 40,000,000	$ 50,000
13. Automated Telephone Transaction	$ 40,000,000	$ 50,000
14. Stop Payment Order or Refusal to Pay Check	$ 40,000,000	$ 50,000
15. Unauthorized Signature	$ 50,000	$ 10,000
16. Extended Computer Systems	$ 40,000,000	$ 50,000
17. Claims Expense	$ 100,000	$ 0

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____

FEDERAL INSURANCE COMPANY

Endorsement No.: 10

Bond Number: 81951478 Bond

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.   Discovery

This Bond applies only to loss first discovered by the General Counsel or Risk Management of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the General Counsel or Risk Management of the ASSURED being aware of:

a.   facts which may subsequently result in a loss of a type covered by this Bond, or

b.   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                                              Authorized Representative

ICAP Bond
Form 17-02-6260 (Ed. 6-04)

FEDERAL INSURANCE COMPANY

Endorsement No.: 11 Bond

Bond Number: 81951478

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

AMENDING DEFINITION OF EMPLOYEE-FORMER EMPLOYEES ENDORSEMENT

It is agreed that this Bond is amended by adding to the definition of **Employee** in Section 1., Definitions, the following:

(10)   a natural person who resigns, retires or is terminated from the service of the ASSURED during the BOND PERIOD provided that this applies:

    a.   for a period of ninety (90) days subsequent to such resignation, retirement or termination but not beyond the date of expiration or termination of the Bond; and

    b.   if such resignation, retirement or termination has not arisen from or in connection with the discovery by the ASSURED of any actual or alleged dishonest, fraudulent or criminal act(s) of such person.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                                        Authorized Representative

ICAP Bond
Form 17-02-2335 (Ed. 10-00)

Effective date of
this endorsement/rider: October 31, 2022

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   12 Bond

To be attached to and
form a part of Bond No.   81951478

Issued to: DELAWARE FUNDS BY MACQUARIE

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: October 31, 2022   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No. 13

To be attached to and
form a part of Bond No. 81951478

Issued to: DELAWARE FUNDS BY MACQUARIE

AMENDED NOTICE ENDORSEMENT

It is agreed Section 7., Notice to Company-Proof-Legal Proceedings Against Company, is amended by deleting in its entirety paragraph a. and substituting the following:

a.   The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed ninety (90) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

Effective date of
this endorsement/rider: October 31, 2022

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.   14

To be attached to and
form a part of Bond No.   81951478

Issued to: DELAWARE FUNDS BY MACQUARIE

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 ("the Act"), due to:

(i)   the creation of a new **Investment Company**, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii)   an increase in asset size of current **Investment Companies** covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

AUTOMATIC ACQUISITION PERCENTAGE THRESHOLD ENDORSEMENT

It is agreed that this Bond is amended by deleting in its entirety General Agreement C., Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition of Assets or Liabilities-Notice To Company, and substituting the following:

C.   Additional Offices or Employees-Consolidation, Merger or Purchase or Acquisition Of Assets or Liabilities-Notice to Company

If the ASSURED, other than an **Investment Company**, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)   occurred or will occur on premises,

(2)   been caused or will be caused by an employee, or

(3)   arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.   on obtaining such consent, pays to the COMPANY an additional premium.

Notwithstanding anything stated above to the contrary, the COMPANY hereby agrees to provide coverage which shall be effective on the date of acquisition under this Bond for those acquired institutions in which the ASSURED owns greater than fifty percent (50%) of the voting stock or voting rights either directly or through one or more of its subsidiaries for the remainder of the BOND PERIOD, with no additional premium, provided the acquired institution meets all of the following conditions:

i.   the assets shall not exceed twenty- five percent (25%) of the ASSURED'S assets,

ii.   there shall be neither any paid nor pending Bond claim for the three (3) year period prior to the date of acquisition, and

iii.   the ASSURED is not aware of any disciplinary action or proceeding by State or Federal officials involving the acquired institution as of the date of acquisition.

The COMPANY further agrees that as respects any acquisition that involves a State or Federal regulatory assisted acquisition or assumption of assets and/or liabilities, coverage shall be provided under this Bond for the remainder of the BOND PERIOD as long as conditions i. and ii. above are met. As respects such acquisition or assumption of assets and/or liabilities, coverage applies only to a **Single Loss** fully sustained by the ASSURED on or after the date of such acquisition or assumption. All of the circumstances, conditions or acts causing or contributing to a **Single Loss** must occur on or after the date of such acquisition or assumption for coverage to apply regardless of the time such loss is discovered by the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 9, 2022   By _____
                                                        Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 16 Bond

Bond Number: 81951478

NAME OF ASSURED: DELAWARE FUNDS BY MACQUARIE

CO-SURETY ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 1., Definitions, the following:

    "hh. **Controlling Company** means **FEDERAL INSURANCE COMPANY**.

    ii. **Company** means, unless otherwise specified, each insurance company, including the **Controlling Company**, executing this Endorsement.

    jj. **Companies** means, unless otherwise specified, all of the insurance companies, including the **Controlling Company**, executing this Endorsement."

2. By adding to Section 5., Limit of Liability/Non-Reduction and Non-Accumulation of Liability, the following:

    "Each COMPANY shall be liable only for such proportion of any **Single Loss** as the LIMIT OF LIABILITY underwritten by such **Company**, as specified in this Endorsement, bears to the LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS, but in no event shall any **Company** be liable for an amount greater than that underwritten by it."

3. By adding to Section 7., Notice To Company-Proof-Legal Proceedings Against Company, the following:

    "g. In the absence of a request from any **Company** to pay premiums directly to it, premiums for this Bond may be paid to the **Controlling Company** for the account of all **Companies**.

    h. In the absence of a request from any **Company** that notice of claim and proof of loss be given to or filed directly with it, the ASSURED giving such notice to and the filing of such proof with the **Controlling Company** shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions."

4. By adding to Section 13., Termination, the following:

    "The **Controlling Company** may give notice in accordance with the terms of this Bond terminating the Bond as an entirety or as to any **Employee** or ASSURED, and any notice so given shall terminate the liability of all **Companies** as an entirety or as to such **Employee** or ASSURED, as the case may be.

    Any Company other than the **Controlling Company** may give notice in accordance with the terms of this Bond, terminating the entire liability of such other **Company** under this Bond or as to any person or entity.

    In the absence of a request from any **Company** that notice of termination by the ASSURED of this Bond in its entirety may be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the **Controlling Company** shall terminate the liability of all **Companies** as an entirety. The ASSURED may terminate the entire liability of any **Company**, under this Bond by giving notice of such termination to that **Company** and by sending a copy of such notice to the **Controlling Company**.

In the event of the termination of this Bond as an entirety, no **Company** shall be liable to the ASSURED for a greater proportion of any return premium due the ASSURED than the LIMIT OF LIABILITY underwritten by that **Company** bears to the LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS.

In the event of the termination of this Bond as to any **Company**, such **Company** alone shall be liable to the ASSURED for any return premium due the ASSURED on account of such termination. The termination of the attached Bond as to any **Company** other than the **Controlling Company** shall not terminate or otherwise affect the liability of the other **Companies** under this Bond."

5. By adding the following Section:

"Section 17.   Controlling Company

The execution by the **Controlling Company** of the DECLARATIONS, Endorsements 1-18, shall constitute execution by all the **Companies** signing this Endorsement.

In the event this Bond is modified during the BOND PERIOD, the **Controlling Company** shall notify the **Companies** or their respective representatives, in writing, of such change. Each **Company** shall be deemed to agree to such modification, unless such **Company** notifies the **Controlling Company** or the **Controlling Company's** representative in writing, that they do not agree to such modification. If a **Company** fails to object to a modification within fifteen (15) days of receipt of notice from the **Controlling Company**, such **Company** shall be deemed to agree to such modification."

This Endorsement applies to loss discovered after 12:01 a.m. on October 31, 2022.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Underwritten for a SINGLE LOSS
LIMIT OF LIABILITY of $25,000,000

FEDERAL INSURANCE COMPANY
Controlling Company
CHUBB & SON
A division of Federal Insurance Company
Manager

Date: November 9, 2022   By _____
                                                                  Authorized Representative

Underwritten for a SINGLE LOSS

LIMIT OF LIABILITY of $15,000,000
Part of $40,000,000

Ici Mutual Insurance Co, A Risk Retention Group

By _____
                    Attorney-in-Fact

Effective date of
this endorsement/rider: October 31, 2022

FEDERAL INSURANCE COMPANY

Endorsement/Rider No.17

To be attached to and
form a part of Policy No.81951478

Issued to: DELAWARE FUNDS BY MACQUARIE

FRAUDULENT INSTRUCTIONS EXCLUSION ENDORSEMENT (ICAP)

In consideration of the premium charged, it is agreed that the Conditions and Limitations of this Bond is amended to include the following Section:

Specific Exclusions – Applicable to Insuring Clause 8.:

This Bond does not cover loss resulting directly or indirectly from any transfer, payment or delivery of **Property**:

(1) authorized by an **Employee**; or

(2) arising out of any misrepresentation received by any **Employee**, agent, broker, factor, commission merchant, independent contractor, intermediary, finder or other representative of the same general character of the ASSURED,

whether such transfer, payment or delivery was made in good faith or as a result of trick, artifice, fraud or false pretenses.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Effective date of
this endorsement/rider: October 31, 2022

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 18

To be attached to and
form a part of Bond No. 81951478

Issued to: DELAWARE FUNDS BY MACQUARIE

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    Extended Computer Systems

    A. Electronic Communication

    Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

    (1) an **Electronic Communication System**,

    (2) an automated clearing house or custodian, or

    (3) A Telex, TWX, or similar means of communication.

    directly into the ASSURED'S **Computer System** or **Communication Terminal**, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of **Electronic Media** to the ASSURED or during electronic transmission to the ASSURED'S **Computer System** or **Communication Terminal**.

    B. Electronic Transmission

    Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

    (1) an **Electronic Communication System**,

    (2) an automated clearing house or custodian, or

    (3) a Telex, TWX, or similar means of communication,

directly into a **Computer System** or **Communication Terminal** of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of **Electronic Media** from the ASSURED or during electronic transmission from the ASSURED'S **Computer System** or **Communication Terminal**, and for which loss the ASSURED is held to be legally liable.

2. By adding to Section 1., Definitions, the following:

Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. **Communication Terminal** does not mean a telephone.

Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

Electronic Data means facts or information converted to a form usable in **Computer Systems** and which is stored on **Electronic Media** for use by computer programs.

Electronic Instruction means computer programs converted to a form usable in a **Computer System** to act upon **Electronic Data**.

Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3. By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to Extended Computer Systems INSURING CLAUSE

This Bond does not directly or indirectly cover:

a. loss resulting directly or indirectly from **Forged**, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of **Electronic Data**;

b. loss of negotiable instruments, securities, documents or written instruments except as converted to **Electronic Data** and then only in that converted form;

c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, **Electronic Media** failure or breakdown or any malfunction or error in programming or error or omission in processing;

d. loss resulting directly or indirectly from the input of **Electronic Data** at an authorized electronic terminal of an **Electronic Funds Transfer System** or a **Customer Communication System** by a person who had authorized access from a customer to that customer's authentication mechanism; or

e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

     f.   loss resulting directly or indirectly from:

        (1) written instruction unless covered under this INSURING CLAUSE; or

        (2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

CHUBB

Chubb Producer Compensation
Practices & Policies

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.

<p style="text-align: center;"><u>JOINT INSURANCE AGREEMENT</u></p>

THIS JOINT INSURANCE AGREEMENT, dated as of October 31, 2022, is by and among the funds comprising the Delaware Funds by Macquarie (listed on Attachment I hereto) (the "Funds").

<p style="text-align: center;"><u>BACKGROUND</u></p>

THIS AGREEMENT is entered into with the following background:

A.   Section 17(g) of the Investment Company Act of 1940 (the "Act") authorizes the Securities and Exchange Commission ("SEC") to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated Rule 17g-1 requiring such coverage in specified minimum amounts.

B.   The Funds have obtained and maintain the bonds and policies of insurance providing coverage against larceny and embezzlement by their officers and employees set forth in Attachment I hereto (the "Joint Bonds").

C.   The Board of Trustees/Directors of each Fund, by vote of a majority of its members including a majority of those members of the Board of each Fund who are not "interested persons" as defined by Section 2 (a) (19) of the Act, has given due consideration to all factors relevant to the amount, type, form, coverage and apportionment of recoveries and premiums on the Joint Bonds and has approved the form, term and amount of the Joint Bonds, the portion of the premiums payable by each Fund, and the manner in which recovery on the Joint Bonds ("Joint Bond Proceeds"), if any, shall be shared by and among the parties hereto as hereinafter set forth.

<p style="text-align: center;">1</p>

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.   ALLOCATION OF PROCEEDS

a.   In the event a single party suffers a loss or losses covered under the Joint Bonds, the party suffering such loss or losses shall be entitled to be indemnified up to the full amount of the Joint Bond Proceeds.

b.   If more than one party is damaged in a single loss for which Joint Bond Proceeds are received, each such party shall receive that portion of the Joint Bond Proceeds which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully each such party. If the recovery is inadequate to indemnify fully each such party sustaining a loss, the Joint Bond Proceeds shall be allocated among such parties as follows:

(1)   Each party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of bond coverage then allocated to such party in accordance with Rule 17g-1. Any party not fully indemnified for its insurable losses as a result of this allocation is hereafter referred to as an "Unindemnified Party".

(2)   The remaining portion of the Joint Bond Proceeds, if any, shall be allocated to each Unindemnified Party in the same proportion as such party's allocation of minimum bond coverage (in accordance with Rule 17g-1) bears to the aggregate of the minimum bond coverage amounts for all Unindemnified Parties, provided that no party shall receive Joint Bond Proceeds in excess of its actual insurable losses.

2.   ALLOCATION OF PREMIUMS

        a.   The premiums payable with respect to the Joint Bonds shall be allocated to each of the parties hereto on an annual basis (and, in the event any increased or additional premium is required to be paid during the year, as of the date such increased or additional premium is due) in the same proportion as each party's minimum amount of bond coverage as then reflected on Attachment II hereto shall bear to the total of such minimum coverage.

3.   BOND COVERAGE REQUIREMENTS AND CHANGES

        a.   Each party hereto has determined that the minimum amount of fidelity bond coverage deemed appropriate to be maintained by it as of the date of this Agreement is as set forth opposite its name in Attachment II hereto. Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it under Rule 17g-1(d)(1) as of the date hereof is not more than the amount reflected opposite its name in Attachment II hereto. Each of the Funds further agrees that it will promptly take such steps as may be necessary, from time to time, to increase its minimum coverage as set forth in Attachment II hereto (and, if necessary, the face amount of the Joint Bonds) so that its minimum coverage as therein set forth shall at no time be less than the minimum coverage required of it under Rule 17g-1(d)(1).

        b.   The parties hereto may, from time to time hereafter, agree to modify Attachment II hereto to reflect changes in allocation of premium and coverage. All references in this Agreement to "Attachment II" shall be to such Attachment as amended as of the relevant date on which premiums are to be allocated or losses are sustained.

4.   ADDITION OF NEW FUNDS AND OTHER ENTITIES

        The parties to this Agreement contemplate that additional funds or other related entities permitted by Rule 17g-1 ("Additional Entities") may be added to Delaware Funds by

Macquarie from time to time after the date of this Agreement. In the event an Additional Entity is organized, such Entity may be included as an additional party to this Agreement if the Board of Trustees/Directors of each of the Funds (including an Additional Fund if it is being added) approve such addition and establish a revised minimum allocation of bond coverage. The inclusion of an Additional Entity as a party to this Agreement shall be evidenced by such Entity's execution of the Addendum to this Agreement and all references herein to the "Funds" shall include any such Additional Entities.

5.   TERM OF AGREEMENT

This Agreement shall apply to the present fidelity bond coverage and any renewals or replacements thereof and shall continue until terminated by any party hereto upon the giving of not less than sixty days written notice to the other parties.

6.   DISPUTES

Any dispute arising under this Agreement shall be submitted to arbitration in the City of Philadelphia, Pennsylvania under the Rules of the American Arbitration Association, and the decision rendered therein shall be final and binding upon the parties hereto.

7.   GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with the laws of the Commonwealth of Pennsylvania, to the extent not inconsistent with applicable provisions of the Act and the rules and regulations promulgated thereunder by the SEC.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed by a duly authorized officer or representative as of the date first written above.

DELAWARE FUNDS BY MACQUARIE on behalf of those Funds listed on Attachment I

By: /s/Shawn Lytle
    Shawn Lytle
    President

ATTACHMENT I TO JOINT INSURANCE AGREEMENT DATED AS OF OCTOBER 21, 2022 DELAWARE FUNDS BY MACQUARIE

FUND
Delaware Group® Adviser Funds Delaware Diversified Income Fund
Delaware Group® Cash Reserve Delaware Investments Ultrashort Fund
Delaware Group® Equity Funds I Delaware Mid Cap Value Fund
Delaware Group® Equity Funds II Delaware Value® Fund
Delaware Group® Equity Funds IV Delaware Healthcare Fund Delaware Small Cap Growth Fund Delaware Smid Cap Growth Fund Delaware Covered Call Strategy Fund Delaware Equity Income Fund Delaware Global Equity Fund Delaware Growth and Income Fund Delaware Hedged U.S. Equity Opportunities Fund Delaware Opportunity Fund Delaware Premium Income Fund Delaware Total Return Fund
Delaware Group® Equity Funds V Delaware Small Cap Core Fund Delaware Small Cap Value Fund Delaware Wealth Builder Fund
Delaware Group® Foundation Funds Delaware Strategic Allocation Fund
Delaware Group® Global & International Funds Delaware Emerging Markets Fund Delaware International Small Cap Fund Delaware International Value Equity Fund
Delaware Group® Government Fund Delaware Emerging Markets Debt Corporate Fund Delaware Strategic Income Fund
Delaware Group® Income Funds Delaware Corporate Bond Fund Delaware Extended Duration Bond Fund Delaware Floating Rate Fund Delaware High-Yield Opportunities Fund
Delaware Group® Limited-Term Government Funds Delaware Limited-Term Diversified Income Fund Delaware Tax-Free New Jersey Fund Delaware Tax-Free Oregon Fund

FUND
Delaware Group® State Tax-Free Income Trust   Delaware Tax-Free Pennsylvania Fund

Delaware Group® Tax-Free Fund
    Delaware Tax-Free USA Fund
    Delaware Tax-Free USA Intermediate Fund

Delaware Pooled® Trust
    Macquarie Emerging Markets Portfolio
    Macquarie Labor Select International Equity Portfolio
    Delaware Global Listed Real Assets Fund

Delaware VIP® Trust
 	
    Delaware VIP® Emerging Markets Series
    Delaware VIP® Small Cap Value Series
    Delaware VIP® Fund for Income Series
    Delaware VIP® Growth Equity Series
    Delaware VIP® Equity Income Series
    Delaware VIP® Growth and Income Series
    Delaware VIP® Opportunity Series
    Delaware VIP® Limited Duration Bond Series
    Delaware VIP® Special Situations Series
    Delaware VIP® International Series
    Delaware VIP® Total Return Series
    Delaware VIP® Investment Grade Series

Voyageur Insured Funds   Delaware Tax-Free Arizona Fund
Voyageur Intermediate Tax Free Funds   Delaware Tax-Free Minnesota Intermediate Fund

Voyageur Mutual Funds
    Delaware Minnesota High-Yield Municipal Bond Fund
    Delaware National High-Yield Municipal Bond Fund
    Delaware Tax-Free California Fund
    Delaware Tax-Free Idaho Fund
    Delaware Tax-Free New York Fund

Voyageur Mutual Funds II   Delaware Tax-Free Colorado Fund
Voyageur Mutual Funds III   Delaware Select Growth Fund
Voyageur Tax Free Funds   Delaware Tax-Free Minnesota Fund
Delaware Enhanced Global Dividend and Income Fund
Delaware Investments Dividend and Income Fund, Inc.
Delaware Investments National Municipal Income Fund
Delaware Ivy High Income Opportunities Fund

FUND
Ivy Funds
Delaware Ivy Accumulative Fund
Delaware Ivy Asset Strategy Fund
Delaware Ivy Balanced Fund
Delaware Ivy California Municipal High Income Fund
Delaware Ivy Core Equity Fund
Delaware Ivy Corporate Bond Fund
Delaware Ivy Crossover Credit Fund
Delaware Ivy Emerging Markets Local Currency Debt Fund
Delaware Climate Solutions Fund
Delaware Ivy Global Bond Fund
Delaware Global Value Equity Fund
Delaware Ivy Global Growth Fund
Delaware Ivy Government Securities Fund
Delaware Ivy High Income Fund
Delaware Ivy High Yield Fund
Delaware Ivy International Core Equity Fund
Delaware Ivy International Small Cap Fund
Delaware Ivy International Value Fund
Delaware Ivy Large Cap Growth Fund
Delaware Global Real Estate Fund
Delaware Ivy Limited-Term Bond Fund
Delaware Ivy Managed International Opportunities Fund
Delaware Ivy Mid Cap Growth Fund
Delaware Ivy Mid Cap Income Opportunities Fund
Delaware Ivy Multi-Asset Income Fund
Delaware Ivy Municipal Bond Fund
Delaware Ivy Municipal High Income Fund
Delaware Ivy Natural Resources Fund
Delaware Sustainable Equity Income Fund
Delaware Ivy Science and Technology Fund
Delaware Ivy Core Bond Fund
Delaware Real Estate Securities Fund
Delaware Ivy Small Cap Growth Fund
Delaware Ivy Smid Cap Core Fund
Delaware Ivy Strategic Income Fund
Delaware Ivy Systematic Emerging Markets Equity Fund
Delaware Ivy Total Return Bond Fund
Delaware Ivy Value Fund
Delaware Ivy Wilshire Global Allocation Fund

FUND

Ivy Variable Insurance Portfolios
  Delaware Ivy VIP Asset Strategy
  Delaware Ivy VIP Balanced
  Delaware Ivy VIP Core Equity
  Delaware Ivy VIP Corporate Bond
  Delaware Ivy VIP Energy
  Delaware Ivy VIP Global Growth
  Delaware Ivy VIP Growth
  Delaware Ivy VIP High Income
  Delaware Ivy VIP International Core Equity
  Delaware Ivy VIP Limited-Term Bond
  Delaware Ivy VIP Mid Cap Growth
  Delaware Ivy VIP Natural Resources
  Delaware Ivy VIP Pathfinder Aggressive
  Delaware Ivy VIP Pathfinder Conservative
  Delaware Ivy VIP Pathfinder Moderate
  Delaware Ivy VIP Pathfinder Moderate - Managed Volatility
  Delaware Ivy VIP Pathfinder Moderately Aggressive
  Delaware Ivy VIP Pathfinder Moderately Aggressive - Managed Volatility
  Delaware Ivy VIP Pathfinder Moderately Conservative
  Delaware Ivy VIP Pathfinder Moderately Conservative - Managed Volatility
  Delaware Ivy VIP Science and Technology
  Delaware Ivy VIP Small Cap Growth
  Delaware Ivy VIP Smid Cap Core
  Delaware Ivy VIP Value
  Delaware VIP Global Value Equity
  Delaware VIP Real Estate Securities

ATTACHMENT II TO JOINT INSURNACE AGREEMENT DATED AS OF OCTOBER 21, 2022 DELAWARE FUNDS BY MACQUARIE

FUND	Minimum Amount of Fidelity Bond Coverage (000's)
Delaware Group® Adviser Funds Delaware Diversified Income Fund	1,900
Delaware Group® Cash Reserve Delaware Investments Ultrashort fund	525
Delaware Group® Equity Funds I Delaware Mid Cap Value Fund	400
Delaware Group® Equity Funds II Delaware Value® Fund	2,500
Delaware Group® Equity Funds IV Delaware Healthcare Fund Delaware Small Cap Growth Fund Delaware Smid Cap Growth Fund Delaware Covered Call Strategy Fund Delaware Equity Income Fund Delaware Global Equity Fund Delaware Growth and Income Fund Delaware Hedged U.S. Equity Opportunities Fund Delaware Opportunity Fund Delaware Premium Income Fund Delaware Total Return Fund	2,500
Delaware Group® Equity Funds V Delaware Wealth Builder Fund Delaware Small Cap Core Fund Delaware Small Cap Value Fund	2,500
Delaware Group® Foundation Funds Delaware Strategic Allocation Fund	600
Delaware Group® Global & International Funds Delaware Emerging Markets Fund Delaware International Small Cap Fund Delaware International Value Equity Fund	2,500
Delaware Group® Government Fund Delaware Emerging Markets Debt Corporate Fund Delaware Strategic Income Fund	600

ATTACHMENT II TO JOINT INSURNACE AGREEMENT DATED AS OF OCTOBER 21, 2022 DELAWARE FUNDS BY MACQUARIE

FUND	Minimum Amount of Fidelity Bond Coverage (000's)
Delaware Group® Income Funds Delaware Corporate Bond Fund Delaware Extended Duration Bond Fund Delaware Floating Rate Fund Delaware High-Yield Opportunities Fund	1,900
Delaware Group® Limited-Term Government Funds Delaware Limited-Term Diversified Income Fund Delaware Tax-Free New Jersey Fund Delaware Tax-Free Oregon Fund	750
Delaware Group® State Tax-Free Income Trust Delaware Tax-Free Pennsylvania Fund	750
Delaware Group® Tax-Free Fund Delaware Tax-Free USA Fund Delaware Tax-Free USA Intermediate Fund	1,500
Delaware Pooled® Trust Macquarie Emerging Markets Portfolio Macquarie Labor Select International Equity Portfolio Delaware Global Listed Real Assets Fund	750
Delaware VIP® Trust Delaware VIP® Emerging Markets Series Delaware VIP® Small Cap Value Series Delaware VIP® Fund for Income Series Delaware VIP® Growth Equity Series Delaware VIP® Equity Income Series Delaware VIP® Growth and Income Series Delaware VIP® Opportunity Series Delaware VIP® Limited Duration Bond Series Delaware VIP® Special Situations Series Delaware VIP® International Series Delaware VIP® Total Return Series Delaware VIP® Investment Grade Series	1,900
Voyageur Insured Funds Delaware Tax-Free Arizona Fund	400
Voyageur Intermediate Tax Free Funds Delaware Tax-Free Minnesota Intermediate Fund	450
Voyageur Mutual Funds Delaware Minnesota High-Yield Municipal Bond Fund Delaware National High-Yield Municipal Bond Fund Delaware Tax-Free California Fund Delaware Tax-Free Idaho Fund Delaware Tax-Free New York Fund	1,700

ATTACHMENT II TO JOINT INSURNACE AGREEMENT DATED AS OF OCTOBER 21, 2022 DELAWARE FUNDS BY MACQUARIE

FUND	Minimum Amount of Fidelity Bond Coverage (000's)
Voyageur Mutual Funds II Delaware Tax-Free Colorado Fund	600
Voyageur Mutual Funds III Delaware Select Growth Fund	600
Voyageur Tax Free Funds Delaware Tax-Free Minnesota Fund	900
Delaware Enhanced Global Dividend and Income Fund	450
Delaware Investments Dividend and Income Fund, Inc.	400
Delaware Investments National Municipal Income Fund	600
Delaware Ivy High Opportunities Fund	600

ATTACHMENT II TO JOINT INSURNACE AGREEMENT DATED AS OF OCTOBER 21, 2022 DELAWARE FUNDS BY MACQUARIE

FUND	Minimum Amount of Fidelity Bond Coverage (000's)
Ivy Funds	
Delaware Ivy Accumulative Fund	
Delaware Ivy Asset Strategy Fund	2,500
Delaware Ivy Balanced Fund	
Delaware Ivy California Municipal High Income Fund	
Delaware Ivy Core Equity Fund	
Delaware Ivy Corporate Bond Fund	
Delaware Ivy Crossover Credit Fund	
Delaware Ivy Emerging Markets Local Currency Debt Fund	
Delaware Climate Solutions Fund	
Delaware Ivy Global Bond Fund	
Delaware Global Value Equity Fund	
Delaware Ivy Global Growth Fund	
Delaware Ivy Government Securities Fund	
Delaware Ivy High Income Fund	
Delaware Ivy High Yield Fund	
Delaware Ivy International Core Equity Fund	
Delaware Ivy International Small Cap Fund	
Delaware Ivy International Value Fund	
Delaware Ivy Large Cap Growth Fund	
Delaware Ivy Global Real Estate Fund	
Delaware Ivy Limited-Term Bond Fund	
Delaware Ivy Managed International Opportunities Fund	
Delaware Ivy Mid Cap Growth Fund	
Delaware Ivy Mid Cap Income Opportunities Fund	
Delaware Ivy Multi-Asset Income Fund	
Delaware Ivy Municipal Bond Fund	
Delaware Ivy Municipal High Income Fund	
Delaware Ivy Natural Resources Fund	
Delaware Sustainable Equity Income Fund	
Delaware Ivy Science and Technology Fund	
Delaware Ivy Core Bond Fund	
Delaware Real Estate Securities Fund	
Delaware Ivy Small Cap Growth Fund	
Delaware Ivy Smid Cap Core Fund	
Delaware Ivy Strategic Income Fund	
Delaware Ivy Systematic Emerging Markets Equity Fund	
Delaware Ivy Total Return Bond Fund	
Delaware Ivy Value Fund	
Delaware Ivy Wilshire Global Allocation Fund	

FUND	Minimum Amount of Fidelity Bond Coverage (000's)
Ivy Variable Insurance Portfolios	2,500
Delaware Ivy VIP Asset Strategy	
Delaware Ivy VIP Balanced	
Delaware Ivy VIP Core Equity	
Delaware Ivy VIP Corporate Bond	
Delaware Ivy VIP Energy	
Delaware Ivy VIP Global Growth	
Delaware Ivy VIP Growth	
Delaware Ivy VIP High Income	
Delaware Ivy VIP International Core Equity	
Delaware Ivy VIP Limited-Term Bond	
Delaware Ivy VIP Mid Cap Growth	
Delaware Ivy VIP Natural Resources	
Delaware Ivy VIP Pathfinder Aggressive	
Delaware Ivy VIP Pathfinder Conservative	
Delaware Ivy VIP Pathfinder Moderate	
Delaware Ivy VIP Pathfinder Moderate - Managed Volatility	
Delaware Ivy VIP Pathfinder Moderately Aggressive	
Delaware Ivy VIP Pathfinder Moderately Aggressive Managed Volatility	
Delaware Ivy VIP Pathfinder Moderately Conservative	
Delaware Ivy VIP Pathfinder Moderately Conservative Managed Volatility	
Delaware Ivy VIP Science and Technology	
Delaware Ivy VIP Small Cap Growth	
Delaware Ivy VIP Smid Cap Core	
Delaware Ivy VIP Value	
Delaware VIP Global Value Equity	
Delaware VIP Real Estate Securities	